UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3*)

U.S. Energy Corporation
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

911805307
(CUSIP Number)

Duane H. King
9811 Katy Freeway, Suite 805
Houston, Texas 77024
(713) 827-9988
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307

1	Name of Reporting Persons Duane H. King
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,176,312 shares*
	8	Shared Voting Power 0*
	9	Sole Dispositive Power 2,176,312 shares
	10	Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,312 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%**
14	Type of Reporting Person IN

*2,027,399 shares of Common Stock are owned directly by King Oil and Gas, Inc. Duane H. King is the sole shareholder, director and officer of King Oil and Gas, Inc. Includes restricted stock shares subject to time-based vesting, including 30,000 shares of Common Stock that vested on June 2, 2024 and 30,000 shares of Common Stock that vest on June 2, 2025, subject to Mr. King’s continued services to the Issuer. These shares also expressly exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC.

** Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in the Original Schedule 13D, Item 2). The percentage is based on information provided by the Issuer as of May 6, 2024, reflecting 25,287,213 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307

1	Name of Reporting Persons King Oil and Gas, Inc. 76-0348827
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) D (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,027,399* shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,027,399* shares
	10	Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,027,399 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%**
14	Type of Reporting Person CO

*These shares of Common Stock are owned directly by King Oil and Gas, Inc. Duane H. King is the sole shareholder, director and officer of King Oil and Gas, Inc. These shares also expressly exclude shares of Common Stock that are owned and controlled by Katla Energy Holdings, LLC.

** Does not include shares of Common Stock held by the Separately Filing Group Members (as defined in the Original Schedule 13D, Item 2). The percentage is based on information provided by the Issuer as of May 6, 2024, reflecting 25,287,213 shares of Common Stock of the Issuer outstanding as of such date.

This Amendment No. 3 amends those Items set forth below with respect to the Amendment No. 2 filed on September 16, 2022 (“Amendment No. 2”), Schedule 13D filed on July 22, 2022 by the Reporting Persons, which in turn, amended the original Schedule 13D filed on January 11, 2022 (the “Original Schedule 13D”) (Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original 13D are hereinafter referred to as the “Schedule 13D). Except as expressly amended hereby, all information in Amendment No. 2, Amendment No. 1 and the Original Schedule 13D is incorporated by reference. All capitalized terms used herein and not otherwise defined shall have the same meaning as in the Original Schedule 13D.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Duane H. King and his wholly owned corporation, King Oil and Gas, Inc. as follows:

(1)         Duane H. King (“King”) is the Chief Executive Officer and one of two managers of Synergy; and

(2)         King Oil and Gas, Inc. (“KOG”), a Texas corporation.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add each of the following paragraphs below:

On January 17, 2022, the Issuer granted Mr. King 40,000 shares of restricted Common Stock, which vested at a rate of (i) 1/4th of such shares on January 17, 2022, and (b) 1/4th of such shares on the last day of each six months thereafter for the following eighteen months.

On January 5, 2023, the Issuer granted Mr. King 48,913 shares of restricted Common Stock, which vested at the rate of 50% of such shares on each of July 5, 2023 and January 5, 2024.

On March 19, 2024, the Issuer granted Mr. King 60,000 shares of restricted Common Stock, which vest to Mr. King at the rate of 50% of such shares on June 2, 2024 and 50% of such shares on January 2, 2025, subject to Mr. King’s continued services to the Issuer.

On June 25, 2024, the Issuer and Synergy entered into a non-binding Letter of Intent (the “LOI”). Pursuant to the LOI, the Issuer and Synergy agreed to negotiate in good faith a purchase and sale agreement relating to the exchange for certain interests in Synergy’s assets located in Montana and Wyoming (the “Assets”) in return for consideration from the Issuer, including (i) 4,845,900 shares of Common Stock and (ii) warrants to acquire up to 6,250,000 shares of Common Stock with an exercise price of $0.01 per share (the “Warrants”) that will vest pending certain contingencies and expire 60 months from the date of closing of the purchase and sale agreement (such Common Stock and Warrants, collectively, the “Equity Consideration”).

The LOI provides that it does not create any legal obligations and that no such obligations will arise unless and until definitive transaction documentation with the Issuer has been executed and delivered, and there can be no assurance that the Issuer and Synergy will enter into a definitive agreement within any specific timeframe or at all. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Statement. The LOI also provides that the transaction, including the issuance of the Equity Consideration in the transaction, will be conditioned upon approval by holders of a majority of the outstanding shares of Common Stock owned by stockholders unaffiliated with Synergy and its affiliates, in addition to any other requisite stockholder approvals under applicable law or stock exchange rules.

The LOI may result in one or more of the transactions, events or actions required to be disclosed in Item 4 of the Amendment, including, without limitation, an extraordinary corporate transaction involving the Issuer and other material changes in the Issuer’s business or corporate structure.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs below:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

Mr. King may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions subject to reporting in this Item 4 and thus retains his right to modify his plans with respect to the transactions subject to reporting in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations. Mr. King also engages in discussions with management, directors and other stockholders of the Issuer that have in the past included, and in the future are expected to include, transactions with affiliates of the Reporting Person or their respective affiliates, which own or control interests in other assets that may be deemed of interest to the Company. These discussions include informal, exploratory discussions as well as asset evaluations and discussions regarding potential structuring matters associated with potential transactions as part of determining their feasibility for any proposal or plan by the Company or such Reporting Persons. Any such transactions would depend on various factors including, without limitation, the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, as well as alternative opportunities available to the Reporting Persons with respect to assets owned or controlled by the Reporting Persons or their affiliates.

As discussed above in Item 3, on June 25, 2024, the Issuer and Synergy entered into the LOI. The LOI was the result of initial discussions with management of the Issuer, and subsequent negotiations between Synergy and a special committee of the board of directors of the Issuer.

Pursuant to the LOI, the Issuer and Synergy have agreed to negotiate in good faith a purchase and sale agreement relating to the exchange for certain interests in the Assets in return for consideration from the Issuer, including the Equity Consideration. Additional consideration to Synergy will include (i) $2 million in cash, subject to certain adjustments, (ii) a Carried Working Interest (defined and described below, and (iii) an obligation of the Issuer to deliver payments equal to 18.00% of the cash amounts actually realized and received by the Issuer under Section 45(Q). The Assets will exclude (i) a 12.5% working interest in the Assets (owned by Synergy or affiliates of Synergy) reserved from the transaction and subject to the Carried Working Interest as described below (“Retained Working Interest”) and (ii) Synergy’s existing right, title, and interest in and to certain leases and rights located in the West Poison Spider field in Wyoming.

The “Carried Working Interest” means the Issuer’s commitment to cover, pay for and be liable for 100% of all SOG Costs attributable to the Retained Working Interest during the Carry Period. The “Carry Period” will be from a June 1, 2024 effective date through the date that the SOG Costs attributable to the Retained Working Interest total $12,500,000.00 (the “Carry Amount”). “SOG Costs” are the costs relating to drilling, completing, and equipping any and all wells to the extent that such costs are chargeable to or payable by Synergy to be further described under a Joint Operating Agreement naming the Issuer as the Operator (the “JOA”). SOG Costs will not include the costs of any processing plants, facilities or pipelines. Monthly lease and well operating expenses (including without limitation lease rental payments, lease maintenance payments and title curative expenses and payments) (“LOE”) shall not be considered SOG Costs. During the Carry Period, LOE will be netted against revenue. In the event there is insufficient revenue to cover LOE during a particular month, then during the Carry Period, any negative LOE will be carried forward to the next operating month and offset against future net revenue until the cumulative negative LOE is fully offset. Prior to the receipt of first revenues, the Issuer and Synergy will have the option to apply all or any portion of the negative LOE to the outstanding Carry Amount. Following the expiration of the Carry Period, Synergy will be liable for all costs and expenses under the JOA attributable to its working interests.

The LOI provides that it does not create any legal obligations and that no such obligations will arise unless and until definitive transaction documentation with the Issuer has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Statement. The LOI also provides that the transaction, including the issuance of the shares of Common Stock in the transaction, will be conditioned upon approval by holders of a majority of the outstanding shares of Common Stock owned by stockholders unaffiliated with Synergy and its affiliates, in addition to any other requisite stockholder approvals under applicable law or stock exchange rules.

The LOI provides that the definitive agreements will also include a commitment by the Issuer to drill and test at least two wells to at least the depth necessary to test all prospective helium zones on the SOG acreage within 18 months of the closing. The Issuer have sole authority to determine the location of these wells and the manner of drilling and testing such wells. The LOI also provides that definitive agreements will incorporate an Area of Mutual Interest under which Synergy will have the right to participate for its proportionate interest of 12.5% in any new leases, assignments or letter agreements obtained by Issuer, but excluding any such leases or rights currently held or contractually bound by a specified seller of properties to the Issuer.

A copy of the LOI is filed as Exhibit 2 to this report and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

The information provided in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference herein.

Synergy Offshore, LLC (“Synergy”) was originally the holder of record of 6,546,384 shares of the Issuer’s outstanding Common Stock, as a result of transactions described in the Original Schedule 13D. As of July 22, 2022, Synergy distributed all of the shares of Common Stock (the “Distribution”) that it held to the members of the limited liability company that owned 100% of the membership interest of Synergy.

Pursuant to the Nominating and Voting Agreement dated January 5, 2022, if Synergy made a distribution to its members, for so long as the shares of Common Stock are held by those members, the Nominating and Voting Agreement requires those members to vote their shares in accordance with the terms and conditions of the Nominating and Voting Agreement. This Nominating and Voting Agreement was amended as of September 16, 2022, in which the former members of Synergy, except for King Oil and Gas, Inc. and Katla Energy Holdings, LLC, are no longer required to vote the Issuer’s shares in accordance with the Amended and Restated Nominating and Voting Agreement. As a result, this amendment reduces the number of shares with a “Shared Vote,” to reflect that King Oil and Gas, Inc. is bound by the voting provisions of the Amended and Restated Nominating and Voting Agreement. Katla Energy Holdings, LLC (“Katla”) shares derived from Synergy are not reported herein either. The Reporting Persons continue to exclude all shares held by the Separately Filing Persons in connection with the numbers of shares reported herein, and the Katla shares of Common Stock derived from Synergy are not reported herein.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 25,287,213 shares of Common Stock outstanding as of May 6, 2024, based on information furnished by the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Amended and Restated Nominating and Voting Agreement dated September 16, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC, Synergy Offshore LLC, King Oil & Gas Company, Inc., WDM Family Partnership, LP, and Katla Energy Holdings LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8- K (File No. 000-06814), filed with the SEC on September 16, 2022)

2	Letter of Intent, dated June 25, 2024, between U.S. Energy Corp. and Synergy Offshore, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2024

King Oil & Gas, Inc.

By:	/s/ Duane H. Kin
Name:	Duane H. King
Title:	President

Duane II. King

X:	/s/ Duane H. King